arena

FAIR PAY. FREE PLAY.

www.arena.com

BUSINESS PROPOSAL

Simple Machine, LLC.
2375 East Camelback Road
6th Floor
Phoenix, AZ 85016
Contact: Damon Evans
Phone: (480) 212-2928
Email: devans@arena.com



Contact: Damon Evans
Phone: (480) 212-2928
Email: devans@arena.com

Simple Machine, LLC.
2375 East Camelback Road
6th Floor
Phoenix, AZ 85016

arena

ARENA BUSINESS PROPOSAL

Table of Contents



Contact: Damon Evans
Phone: (480) 212-2928
Email: devans@arena.com

Simple Machine, LLC.
2375 East Camelback Road
6th Floor
Phoenix, AZ 85016

PART 1: SUMMARY

Business:

Music Streaming Storefront and Merchandising Platform

Arena Music is an on-demand merchandise storefront that leverages a free music-streaming platform to service independent artists who seek viable alternatives to monetizing their music and exclusive content in an economy where consumers no longer purchase music to own. Arena Music is the first music streaming and merchandising platform to offer fair pay to artists and free play to listeners. By leveraging music as a loss leader, Arena is helping artists and labels redirect consumer attention to exclusive music and merchandise bundled offerings

Technology has transformed the way the world shares information, communicates, and enjoys entertainment. As music consumers from all measurable metrics continue to replace traditional pay-to-own models with subscription based services like Apple Music, Amazon and Spotify, artists and record labels have been forced to adapt in order to survive. This endeavor has proven challenging since all of today's known streaming platforms pay artists only a fraction of a penny per stream. Spotify and Pandora, the world's most used services, pays only \$0.003 - \$0.006 and do not support or offer options for additional revenue streams. As a result, artists are struggling to manage the decision between growing their fan base and monetizing their work. To address this concern, Simple Machine, LLC has introduced Arena Music ("Arena.com") and Arena Merchandising ("Arenamerchandising.com").

Arena Music is the first and only music streaming service to offer artists an 85% payout on music sales and a full \$0.01 per track streamed. Additionally, the platform offers listeners a commercial free and subscription free listening experience. Artists who qualify and choose to sell merchandise on Arena earn 50% of their on-demand merchandise sales making Arena Music the highest paying music storefront in the world. The non-subscription approach to free streaming access and the emphasis on merchandise sales addresses the needs of the both the millennial consumer, who prefers to use a free music service, and the artist or label, who is seeking new ways to monetize their work.

To do this, Arena leverages music as a loss leader to redirect consumer attention and interest in exclusive merchandise-bundled offerings. On-demand merchandising coupled with other outside industry services is the cornerstone of Arena's revenue model. With its in-house capabilities, Arena is positioned to produce, print, package and ship wearable on-demand merchandise items directly to consumers around the world while driving a new approach to music discovery for listeners that cannot be found at Spotify, Google, Apple Music, Amazon or Pandora.

Arena Music provides a unique value to both the artist and consumer; however, the company's sole focus are artists and labels themselves. With service tiers designed to accommodate every level of musician, Arena offers an economical pathway to selling an unlimited amount of on-demand merchandise options by paying a one-time setup fee per project. By paying the highest rates for music streams and merchandise sales, Arena is able to absorbs and convert each artist's fan base into active Arena listeners by driving artist-endorsed campaigns and promotions for new releases that include bundling music and merchandise into a single transaction. Each artist signed to the platform, attracts on average, 635 new registered listeners to the site. Providing a great service to the artist client and a cost-free listening experience for their fans has driven word of mouth advertising as Arena's sole marketing strategy.

To date, Arena Music has invited 803 artists and labels to participate in the beta trial that helped to register over 310,000 active listeners and music fans. As of January 2018, Arena has over 1.4MM registered users and 714,000 active listeners with a music library that houses 3.5MM tracks from both major label and independent acts from across the world. This has all been achieved without spending a single dollar on advertising or marketing.

The Company is debt-free and believes in prudence with capital expenditures. $3MM has been invested to date. Version 1.0 of Arena Music platform launched in February of 2018 and the Company is already profitable. Arena Music consolidates its own line of branded merchandise, product sales margins, service fees, in-app advertising and outside industry revenues to finance its digital operation at a monthly burn rate that sits well below the industry average.

Management:

Founder/CEO – Damon Evans has been in the music industry since 1996 opening his first company, 101 Distribution, a physical and online music distribution service in 2000. He has a BA in Finance and formal training at Berklee College of Music.

CCT (Chief Creative Technologist) – John Chipps- Harding has over 18 years industry experience in disciplines ranging from IA/UX Design to Game Development and Bespoke Hardware and iOS Apps. John has worked for companies such as Panasonic, Motorola, HTC and Pfizer.

Product/Service and Competition:

The Arena platform has been in development for 3 years. It offers the consumer a free music listening experience with dynamically generated and curated playlists that combining the best content from unknown independent with the most popular major label acts. Unlike the most used streaming platforms, Arena functions as one of the last independently owned streaming service that doesn't rely on subscription revenue to operate. Arena derives it's revenues from outside industry services that are not affected by music industry trends, politics or its general health. The competitive landscape includes two sectors, non-interactive music streaming (traditional Pandora) and interactive subscription streaming (Spotify, Apple Music).

Arena Music's competitors revolve around two different industries entirely: the music

merchandising industry and music-streaming industry. With the decline in consumer interest in purchasing music to own, more artists are turning to merchandise and other physical formats to drive revenue. There are countless companies in the music merchandising industry such as MerchNow, IndieMerchStore, Rockabilia, MerchConnection, and the most popular and successful platform, BandMerch. However, there is no one in the industry using music streaming as a loss leader to drive on-demand merchandise sales across a volume of formats with independent artists as the focus.

The music-streaming landscape includes two categories, non- interactive and interactive streaming. Arena's platform incorporates both.

Non- interactive streaming mimics traditional radio broadcasting. The listening experience is based solely on playlists that are pre-programmed and the user cannot choose a particular song or the song order. Examples of non-interactive companies include traditional Pandora and iHeartradio.

Interactive streaming allows the listener to play any album or song on-demand. On-demand services are subscription based. The user has full control over the listening experience vs. being a passive listener using a non-interactive platform. Examples of interactive companies include Spotify, Apple Music, Google Play, and Tidal.

Funds Requested:

The Company is seeking a pre-Series A round in the amount of $750,000 in convertible notes.

Use of Proceeds:

These initial funds will be used in three equal blocks of $250,000 to market and promote the Arena brand and service throughout the three regions; Western US, Eastern US and Central US. Promoting the Arena Music service while marketing the merchandise and music of the bands on Arena will allow the company establish itself as a primary destination for artists and labels needing alternative options to monetizing their content while those same artists act as the direct marketing arm for introducing Arena's free music service to their fanbase and friends.

Key expenditure highlights include:

- Aggressive Social Network Promotion
- Merchandise Production Expenses
- Traditional Marketing

Arena has been developed by a small team of talented contractors. The trademarks codebase, domain names, pending patent and all additional intellectual property are owned by the founder and licensed to Simple Machine for global use.

arena

PART 2: BUSINESS AND THE FUTURE

2.01 General

Simple Machine, LLC, ("the Company") is located at 2375 East Camelback Road, 6th Floor Phoenix, AZ 85016. It operates, and or manages, the assets for Arena Music LL and Arena Merchandising LLC. Damon Evans, Founder and CEO, is the primary contact and can be reached at (602) 357-3288 and by email at: devans@arena.com.

Industry:

Internet Publishing & Broadcasting – SIC Code 4832

Apparel & Other Finished Products of Fabric – SIC Code 2300

2.02 Nature of the Business

The company operates in the Internet Publishing and Broadcasting industry by providing a digital music streaming and merchandise storefront for independent artists seeking to establish and maintain viable careers in music by monetizing:

- On demand merchandising
- Distribution of physical products
- Music streaming
- Digital Media

Desktop and mobile web versions of Arena can be found at www.arena.com. Native apps for offline mobile playback are now available on Google Play and the iTunes apps store under Arena Music.

Arena Merchandising (www.arenamerchandising.com) currently operates as one of Arizona's largest garment printing services and specializes in on-demand and bulk apparel printing for the North American music industry. In addition to supporting the clients of Arena Music, Arena Merchandising is a reliable turn-key product development and production collective that manages the needs of both small scale and enterprise level contract cut and sew services and soft good design. Arena Merchandising services the medical, military, tactical, outdoor, auto/marine and sports industries.

2.03 Business History

Simple Machine, LLC is the holding company for both Arena Music and Arena Merchandising. Incorporated in 2016, the company became the administrative arm for the service after development of Version 1.0 of the Arena Music platform was completed.

Prior to developing the Arena Music, the core competency of Simple Machine operated 101 Distribution, LLC through the end of 2016. Founded in 2001 as a conventional music and video distributor, 101 Distribution soon developed into a one- stop solution used to manage the digital, retail and mail order sales for more than 2,000 actively selling titles.

Mission

Arena helps musicians monetize their content in an industry where consumers no longer buy music to own.

Vision

Fair Pay for Artists. Free Play for Listeners.

2.04 Business of the Future

The Company expects new users to join organically via word of mouth from existing users and artists. By 2019, the Company expects to unveil an on-demand subscription based service once licenses from the three major record companies – WMG (Warner Music Group), UMG (Universal Music Group), and SME (Sony Music Entertainment) are procured. Initial conversations have been started to ascertain the label license requirements. The Company would solidify its own interactive service by offering a subscription tier with features unique to Arena Music. In addition, the Arena Music subscription service will payout the highest percentage of the net monthly subscription revenue directly to the major labels of any service.

Another announcement the Company is working on is based on the early BMG Music Club mail order service. The Arena Music Club will charge a flat yearly subscription fee in exchange for lossless (1411kbps) audio quality and the ability to choose one Arena branded shirt monthly while receiving exclusive experience based and limited edition product offerings and promotional content.

2019 will also be the target year to offer artist services including a record label, rights management, and business management.

The Company's current and future offerings are recapped as follows:

- Non-interactive radio (Nonsubscription)
- On-demand streaming (Subscription)
- Lossless audio streaming (Subscription)
- Print Merchandising & Manufacturing
- In-app advertising
- Artist & Label Services
- Arena Music Club

2.05 Uniqueness

The Arena platform is unique as it is the first music streaming service to operate subscription free and without advertisements to create a seamless and unobtrusive listening experience while offering a new approach to music discovery. The Company also pays the artists and labels who contract directly with the service the highest royalty rates in the world for music streams and merchandise sales. This twofold approach addresses the needs of domestic and international listeners who prefer a free service and artists and labels whose main concern are low streaming royalty payouts and the need for alternative ways to monetize their content in an industry where consumers no longer purchase music to own.

2.06 Product

Merchandise

On-demand merchandise sales are the cornerstone of Arena's revenue model. Understanding that consumers require a different motivation to encourage purchases in today's music economy, the Company promotes bundled music and merchandise offerings that are advertised as "buy a t-shirt and get the music free." On-demand digital printing allows the company to print, package and ship individual garments one-to-one eliminating the need to pre-produce and warehouse finished inventory. Through strategic partnerships, the Company is able to manufacture 100% combed cotton t-shirts complete with Arena labeling at minimal cost. Direct to garment printing, silk screen printing, dye sublimation and embroidery are managed from the Company's Phoenix production facility using equipment the Company owns outright.

Participation in Arena merchandising is required for all artists seeking to earn $0.01 for premium plays. The Company allows artists to supply their own print ready images or utilize the Arena Design Group to create original designs that can be used by the artist or band into perpetuity. Musicians receive no less than half of the net profit from their Arena merchandise sales. The Company covers the cost of the garment and printing for each order. In situations where artists or labels do not have print-ready images or the creative support team to design their own branded goods, Arena can assist for a flat free or an equal split of the gross revenue per each item sold. Arena expects that 75% of all merchandise sales will be Arena branded designs that the company creates for it's own merchandise line as well as images created on behalf of its clients. Arena branded t-shirts net the Company $20.93 per transaction. The average list price for Arena's artist branded t-shirt/music bundles sell for $24.95 on the low end.

Bundle Cost/Revenue Breakdown

Artist Provided Merchandise		Arena Custom Design	
List Price	$24.95	List Price	$24.95
Handling Charge	$2.95	*Handling Charge*	$2.95
Shipping Cost (USA)	$5.05	Shipping Cost (USA)	$5.05
Total Cost to Customer	**$32.95**	**Total Cost to Customer**	**$32.95**
List Price	$24.95	List Price	$24.95
Printing	$8.00	*Printing*	$0.00
Shirt Cost	$3.00	Shirt Cost	$3.00
Gross Revenue	**$13.95**	**Gross Revenue**	**$21.95**
Artist Share @ 85%	$11.86	Artist Share @ 50%	$6.98
Arena Share @ 15%	**$2.09**	***Arena Share @ 50%***	**$6.98**
Printing	$8.00	*Printing*	$0.00
Handling Charge	$2.95	*Handling Charge*	$2.95
Arena Merch Offset	**$3.00**	**Arena Merch Offset**	**$3.00**
Revenue Earned	**$16.04**	**Revenue Earned**	**$20.93**

(Cost per *artist provided* merchandise and *Arena custom designed* merchandise)

Arena branded merchandise sales are a direct revenue conduit. Combined with various outside industry revenue streams, Arena is able to manage it's monthly overhead while paying artists the premium royalty rates it advertises. The breakdown for a typical Arena branded garment is outlined below:

Arena Branded T-Shirt	
List Price	$29.95
Shirt Cost	$3.00
Printing Charge	None
Handling Charge	$2.95
Shipping Cost	$5.05
Total Cost to Consumer	$37.95
Revenue Earned	$29.90

Music Streaming

In addition to merchandise production and sales, setup fees and service fees, opportunities for other revenue drivers exist via in-app advertising. For a nominal charge, artists and labels are able to record promotional audio insertions that can announce the the track or album or promote an upcoming event or new merchandise items. Selling playlist placements offers artists and labels the opportunity to pay to insert new releases in a variable amount of user, genre specific and other dynamically generated playlists which work to significantly increase exposure.

For musicians, Arena's royalty rates are what make the platform viable. Any individual or company who desires to launch a music broadcast service can legally stream commercially released music by adhering to U.S. Copyright Law, Section 112 and 114. The current law instructs web broadcasters who operate a non-interactive service such as Arena's, to pay a fee to both the copyright owner and the publisher every time a track is streamed. The copyright owner royalty is set by the Copyright Royalty Board and is paid to SoundExchange. In turn, SoundExchange pays the record label and the label pays the artist their portion. The publishing royalty is paid to the three performance rights organizations (PRO's) and they distribute to their songwriters. The following chart displays the current statutory rates set by congress for 2018 -2022 and the individual.

PRO's Royalty Rate (see next page)

Non-interactive Royalty Rates 2018 - Free Service	
SoundExchange - 2018-2022 Copyright Royalty Board statutory individual song stream rate	$0.0018
Performance Rights Organizations (PRO's)	
BMI - % of revenue	2.5%
SESAC - % of revenue	0.76%
ASCAP - User session multiplier	0.0006

Arena currently host tens of thousands of artist and album pages from emerging and established major label acts that do not currently have a direct relationship with the service. The Company identifies streams served from these types of profiles as "unclaimed" plays since the artist or label has not yet claimed or "taken over" their Arena profile. These tracks, are streamed at a maximum royalty rate of $0.0073 per play- a fraction of the full penny Arena pays directly to its artist clients for streams. Our financial model calculates total listening hours per user at 20 hours monthly and 240 hours yearly, which aligns with a Pandora users average monthly usage. Pandora's data is an accurate metric since they have operated for almost 20 years in the non-interactive streaming space. Another relevant Pandora metric is the percentage of registered users to monthly users which is averaged at 36.85%. During Arena's beta trial, 803 artists drove an average of 635 fans that became Arena's active listeners. While 509,905 listener accounts were created, 310,000 of the registered account holders are considered to be active listeners which is a 60% usage rate.

In any given hour, an Arena playlist contains 16 tracks, setting the total tracks streamed for the average monthly user at 320 plays or 3840 per year. Arena might consider imposing a 40 hour monthly listening limit which can be bypassed for the remaining calendar year by purchasing at least one merchandise item through the platform.

(See next page for Arena desktop home page)


arena
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Features for Fans
Browse Music
Create your Radio
Collect Favorites
Unlock and Own
Music Blog
Buy Band Merch
Arena supports fair pay for artists.

User features:

- Subscription and commercial free access
- Simple genre, artist, album, song and playlist search
- Listen to Own Rewards Program
- A new approach to music discovery

Artist Features:

- Simple non-exclusive service agreement
- Comprehensive merchandising platform
- Real time reporting & user metrics
- On-demand & Bulk merchandise production
- Highest per transaction royalty rates

Artist Account Setup Options

	Upfront Cost	Back-End Cost	Average
Basic	Free	Free	Free
Standard	$50	No	$50
Professional	$500	$625	$562.50

Future revenue planning includes several subscription options:

- On-demand Streaming
- Arena Music Club
- Lossless CD quality audio

2.07 Customer of the Product

The The digital radio audience is growing thanks to shifts in consumer listening behaviors and the lack of desire in purchasing music to own. Today, mobile access and blue-tooth device connectivity are the primary mediums that are playing an increasingly important role in the daily lives of younger music consumers in both developing and high-growth economies.

With device capabilities that provide consumers limitless access to content and multimedia features, smartphones are transforming mobile consumption habits in markets around the world. Mobile devices have reached critical mass, with a majority of consumers in both developed and high-growth economies now owning a mobile phone.

38% of U.S. smartphone user's stream online music according to Nielsen.

In 2016, "independent" music made up 38.4% of all music sales [1]. There are 100's of thousands of independent artist pages on niche sites like BandCamp and SoundCloud, and more than a million combined members of the American Performing Rights Organizations (ASCAP, BMI, SESAC).

A few independent artist data points:

- 70K tracked by BLS data
- 900K represented by 2 major industry associations (includes songwriters, musicians, and composers)
- 700K artists, musicians, writers in census data
- 14K Pollstar acts – Pollstar is the trade magazine for the touring industry


Average Time Spent per Day with Major Media by US Adults, 2017
hrs:mins
Print*
0:25
Other connected devices
0:28
Other*
0:21
Radio*
1:26
Digital
5:50
TV*
4:04
Desktop/
laptop**
2:08
Mobile
(nonvoice)
3:14
Digital
Total per day=12 hours 7 minutes


User
Penetration Rate
200
150
100
50
0
in millions
112.9
148.8
163.8
167.8
168.7
168.9
169.0
2016
2017
2018
2019
2020
2021
2022
Source: Statista, September 2017
Info

INTERNET RADIO USAGE IS A FREQUENT AND REGULAR ACTIVITY FOR MAJORITY OF AMERICANS


ESTIMATED 140M
2%
5%
6%
8%
8%
8%
12%
12%
13%
17%
17%
22%
29%
33%
36%
44%
50%
53%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
% Who Have Listened to Internet Radio in Last Week


Revenue
Revenue Growth
8,000
6,000
4,000
2,000
0
in million US$
4,832
5,646
6,051
6,262
6,448
6,640
6,837
2016
2017
2018
2019
2020
2021
2022
Total
Music Download
Music Streaming
Source: Statista, September 2017
Info


Streaming Is Winning The Battle For The Younger Listener But Is Yet To Win Over Older Audiences At Scale
Selected Radio And Streaming Music Metrics, Q3 2017, US, UK, Canada, Australia
AGE PENETRATION OF RADIO AND STREAMING
80%
60%
40%
20%
0%
% of age group
Listen to radio
Stream music
16-19
20-24
25-34
35-44
45-54
55+
AVERAGE PENETRATION OF TOP BRANDS
% of all consumers
Radio brand 1
10%
Radio brand 2
9%
Radio brand 3
5%
Radio brand 4
4%
Spotify
19%
Amazon Prime Music
10%
Apple Music
7%
Soundcloud
5%
KEY STREAMING AND RADIO METRICS
Average Age
Penetration
Radio listeners
44
62%
Spotify
32
19%
User playlists
34
14%
Curated playlists
29
7%
RADIO AGE DISTRIBUTION
6%
8%
16%
17%
19%
34%
STREAMING AGE DISTRIBUTION
14%
15%
25%
18%
14%
13%
16-19
20-24
25-34
35-44
45-54
55+
Source: MIDiA Research Brand Tracker (09/17), US, Canada, Australia and UK n = 3,000
MIDiA

2.08 Industry

Arena.com operates in the $110 billion *Internet Publishing and Broadcasting* industry, which grew by 13/1% from 2013 -2014, and is expected to experience nearly twice the amount of growth over the next five years. The Company also operates in the *Internet Radio and Broadcasting* industry, which experienced impressive 42.0% annual growth over the past five years, and is expected to continue growing by 12.7% per year from 2013-2018 according to Edison Research.


THE INFINITE DIAL 2017
Weekly Online Radio Listening
Total Population 12+
Estimated 140 Million
2% 5% 6% 8% 8% 8% 12% 12% 13% 17% 17% 22% 29% 33% 36% 44% 50% 53%
2000 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 2017
% listening to Online Radio in last week
Online Radio = Listening to AM/FM radio stations online and/or listening to streamed audio content available only on the Internet
The Infinite Dial © 2017 Edison Research and Triton Digital
edison research
TRITON


THE INFINITE DIAL 2017 #infinitedial
Monthly Online Radio Listening
Total Population 12+
Estimated 170 Million
5% 7% 12% 17% 16% 15% 21% 20% 21% 27% 27% 34% 39% 45% 47% 53% 57% 61%
2000 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 2017
% listening to Online Radio in last month
Online Radio = Listening to AM/FM radio stations online and/or listening to streamed audio content available only on the Internet
The Infinite Dial © 2017 Edison Research and Triton Digital
edison research
TRITON


Average Time "Weekly Online Radio Listeners" Spend Listening to Online Radio
THE INFINITE DIAL 2017 #infinitedial
Base: Weekly Online Radio Listeners
6:13
6:31
8:02
9:17
9:46
11:56
13:19
12:53
12:08
14:39
33M people
43M people
44M people
57M people
76M people
87M people
95M people
119M people
136M people
140M people
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Hours:Minutes in last week
edison research
TRITON

Currently, with the exception of Pandora reaching profitability in a single quarter (Q4 2013) after operating 14 years at a loss, all remaining streaming services have yet to turn a single month of profit. A large part of their challenges can be attributed to the fact that consumers in general prefer a free streaming option and aren't eager to pay monthly for access; Youtube and torrent sites have conditioned many young consumers to believe that all content should be free. In addition, the most well known consumer focused subscription services tend to view artists and labels as content farms, rather than collaborative contractors. Without the direct support of artists and the creative community, consumer adoption of all known subscription based platforms has started to stall as artists seek alternative ways to promote and monetize their content. Arena Music has already differentiated itself from competing services by underscoring its dedication to respecting the creative community and providing a fair royalty rate for streams while maintaining a managed services and contractor-led workforce to address the need for a leaner music industry.

PricewaterhouseCoopers recent Global Entertainment and Media Outlook report 2015 - 2019 clearly point to the revenue differences between the digital music streaming and downloading segments. In late 2017, revenues from streaming surpassed that of downloaded music for the first time. The below PwC infographic outlines the report details.


Global recorded music revenue
Physical
Downloads
Streaming
$20 billion
Forecast
15
10
5
0
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20

2.09 Competition

Arena's competitors operate within two entirely different industries the Company has merged together to create a separate and independent artist controlled ecosystem:

1. the music merchandising industry
2. and the music-streaming industry.

With the decline of digital music sales, more companies are turning to merchandise and other physical formats to drive new revenues. There are countless companies that provide various aspects of music merchandising, including but not limited to, MerchNow, IndieMerchStore, Rockabilia, MerchConnection, Hellomerch and BandMerch. However, the most popular and successful platform in the industry for independent artist merch and mail sales order is BandCamp.

BandCamp is a direct-to-fan platform for artists to sell their digital items and physical goods. Founded in 2008, BandCamp has achieved profitability since 2012 through a revenue share model with artists. BandCamp is a “fair-pay” platform that pays out 80-85% to artists for music sales. To date, the platform has paid out over $271M to independent artists and labels worldwide. Additionally, just within the past year, BandCamp has attracted more than 2,000 independent labels while fan sign-ups have tripled. We expect that most artists and labels will have both a BandCamp and an Arena Music account.

While Arena's main focus is on-demand merchandising and premium payouts for music streams, BandCamp has shored up a well respected mail-order service while all music streams through the site are promotional and do not generate revenue.
The music broadcast landscape includes two categories; non- interactive and interactive streaming.

Arena’s platform incorporates both interactive and non-interactive streaming into a seamless listener experience. Non-interactive streaming mimics traditional radio broadcasting, where playlists are preprogrammed or dynamically generated and the user cannot choose a particular song or song order. This type of streaming does not allow the user to add songs to a playlist and limits the playback functions. For Arena, non-interactive streaming requires both a statutory license “sound recording” through SoundExchange in the U.S. and a public performance license “song” from the performance rights organizations “PROs” including ASCAP, BMI and SESAC. Examples of non-interactive companies include Pandora and iHeartradio.

Interactive streaming allows the listener to play any album or song from the available content on demand. Interactive streaming requires a mechanical license from each label, a license from music publishers or their agent such as The Harry Fox Agency, and a public performance license “song” from the PRO’s. All interactive streaming sites are built on subscription models. Most importantly, a master use license must be obtained from the content owner for interactive rights. This specific license is not regulated by an agency and the associated costs can range from a few thousand dollars to tens of millions of dollars. Examples of interactive companies include Spotify, Apple Music, Google Play and Tidal.

Pandora - Non-interactive
Key facts as of 2017 Annual Report:

- 250 million registered users
- 225 million have accessed platform through a mobile device
- 100+ million active monthly users
- 4.5 million paid subscribers through Pandora One
- 30 million songs
- Available in the U.S., Australia and New Zealand

Pandora is the current leader in internet non-interactive radio in the U.S. They offer a free ad-supported version and a paid ($4.99 a month) ad-free version. Pandora allows users to create up to 100 radio stations based on one or more selected artists and filters content based on user habits via the Music Genome Project - Pandora's playlist generating algorithm. Users can skip songs or tell Pandora to not play certain tracks again. The service is reported to have only one million tracks in its library. Pandora plans to add an on-demand subscription service by the end of 2016 or early 2017.

Spotify – Interactive/Non-interactive
Key facts as of May 2017:

- Launched in 2008
- 100 million registered users
- 30 million paid monthly subscribers
- 20 million songs
- Available in over 54 countries

Spotify is the global leader in interactive or on-demand music streaming. The Spotify platform allows users to create and share playlists, send tracks to friends and follow other user's activity for $9.99 a month. According to Spotify, it pays close to 70% of total revenue to rights holders and retains 30%. Spotify has been criticized for failing to fairly compensate artists and many artists have been vocal about this issue including Taylor Swift who pulled her entire catalog from the platform before finally coming to terms with the service. Spotify recently closed a $350 million funding round including institutional clients of Goldman Sachs in 2015 and $1 billion in convertible debt from investors TPG, Goldman Sachs, and Dragoneer Investment Group in the first quarter of 2016. All indications are an IPO will happen first quarter 2018 despite a large copyright lawsuit and the news that it will be raising its subscription fees to $13.99 monthly in the US.

Apple Music – Interactive/Non-interactive
Key Facts as of March 2018:

- Launched in June 2015
- 38 million paid monthly subscribers
- 40 million songs
- Available in 113 countries

Apple's purchase of Beats Electronics for $3 billion in 2014 included the Beats streaming music subscription service. Under Apple's guidance, the new music service has been renamed Apple Music and redeveloped to include functions "My Music" (recently added songs and albums), "For You" (personalized recommendations), "Connect" (artists sharing direct with fans) and Beats 1 (a global 24/7 radio station). There is no free tier outside of the three month free trial; paid tiers include $9.99 a month for an individual and $14.99 for a family of up to six users. Apple's pitch is that they bring together all elements of the music experience designed in a way that appeals to artists, music fans and record companies. Apple Music also recently announced an increase to its monthly subscription pricing.


30%
25%
20%
15%
10%
5%
0%
Share of consumers
27%
20%
12%
14%
7%
5%
1%
1%
YouTube (for music videos)
Spotify
Amazon Prime Music
Apple Music
Soundcloud
Google Play Music
Tidal
Deezer

2.10 Marketing Strategy / Competitive Edge

During development, Arena Music recruited over 803 artists and labels to use the platform which converted over 310,000 fans into Arena listeners- all without spending single dollar on marketing or promotion. Arena Music leverages three primary drivers that have proven to grow the platform's content library and listener base:

1. Arena Artists
2. Arena Listeners
3. The Arena Brand

Arena Artists:

The primary marketing strategy is the recruitment of new independent artists and others who have content to license and sell. These artists are Arena's true customers and a direct link to music fans that would use platform. Arena has a team specifically dedicated to the recruitment and management of independent artists - ARET (Artist Recruitment and Education Team).

- **Identification** - Through an invitation only screening process, Arena is able to access the competitiveness of any artist submission as a first step in properly qualifying and categorizing content for Arena playlists. These artists are classified as independent artists, or acts not yet associated with any of the major labels, which control approximately 78% of the commercial market (Universal Music Group — 29.85%, Sony Music Entertainment — 29.29%, Warner Music Group — 19.13%). Arena's ideal artist client has an existing fan base/ social reach of 3,000 to 5,000 fans. Because Arena Music is a platform that provides independent artists with the ability monetize their music steams and exclusive merchandise at rates higher than what could achieved on any other platform, artists *elect* to promote their Arena profile to their fanbase as a way to maximize their revenue potential. On average, the addition of one new, well qualified, independent artist brings around 635 new users to the platform. By our projections, we anticipate there are around 2MM independent artists worldwide who would be an ideal fit for our platform.

- **Recruitment** – New artists are also recruited by Arena to register with the service. In many cases, Arena listeners introduce new and emerging talent by requesting that Arena add a specific album or artist profile. In these instances, Arena offers the artist or label a direct path to joining the platform without the upfront fee. Setup fees for requested content is back ended and recouped first out from sales and streams with a 25% up charge. In most all cases, independent Artists don't have the capability/capacity to always produce and manufacture their own merchandise. Arena provides an economical approach to printing an unlimited number of merchandising options. This direct-to-fan revenue opportunity in addition to the highest pay-per stream in the industry is the main driver of our recruitment and retention messaging.

- **Education** – We want to make sure Arena Music is providing value over other platforms that exist in the market. In order to do this, we have a team dedicated to properly educating our artists on the best marketing practices and techniques to effectively market their music and merchandise to their audience. These techniques will help them leverage and extend their existing fan base, ultimately attracting new users to the Arena platform.

Arena Listeners:

The second focus of our marketing strategy will center on direct marketing to potential listeners of Arena. To date, Arena Music has not invested any money in marketing to grow its listener base. Alternatively, we have focused on artist recruitment in order to drive awareness to Arena's free streaming service. As Arena grows, there will be a need to expand its user base beyond the fans of our independent artist clients. Additionally, Arena is developing a referral program to leverage the reach of its listeners.

The typical user on Arena's platform is what Nielsen and *Midia* identify as a "music aficionado" or music super fan - this demographic of music consumer accounts for 14% of the music market and generates 61% of all music sales. They are avid concertgoers and active users of streaming services. In addition, Nielsen found that fans of varying degrees are willing to pay for content if given the opportunity. Over half (53%) of Aficionados (the most active music buyers) said they would be willing to pay to get exclusive content and merchandise.

Through targeted social media efforts Arena will market to the preferences most pertinent to new users; free music streaming, advertisement free listening and Arena's proprietary LTO (Listen to Own) rewards program. Although it is not the primary concern of listeners, Arena makes it clear to listeners that the platform they are using pays artists more per stream and item sold than any other platform in the industry.

The Arena Brand:

The last focus of Arena Music's marketing strategy is the promotion and marketing of Arena itself. Arena wants to become a recognizable name and the first choice for every independent artist with plans for releasing new content. Through online marketing, public relations and event marketing, Arena will work to brand itself as the leading platform built specifically as a solution for independent artists needing assistance navigating today's music economy.

The Company intends to develop Arena into a global music authority by emphasizing and promoting the service's advantages directly to content creators and consumers while espousing the platforms purpose driven approach. A key element to this strategy is to promote Arena's position as both a convenient and fair-paying destination for every level of artist seeking new ways to monetize their content. As artists prioritize Arena with each new single, EP or full-length album, they indirectly become the Company's greatest asset in helping to expand brand recognition.

Utilizing the companies well defined branding guidelines, Arena is able to effectively communicate the platform's unique capabilities across a variety of verticals. The Company promotes its message by using a comprehensive approach that includes continuous artist outreach, targeted Internet advertising, public relations efforts and word of mouth advertising. Arena intends to accomplish the following objectives:

- Establish trust among artists, content creators, and fans
- Recruit an initial base of artists to adopt, use, and advance the platform
- Focus on continued artist outreach and platform development while driving Arena's value proposition

- Unique visits per month forecast:

  - 2018: 1 million
  - 2019: 2 million
  - 2020: 4 million
  - 2021: 6 million

Fund Raising Programs:

While Arena Merchandising's first passion is turning happy artists into long-term friendships, the most exciting part of any given day comes with fulfilling our commitment to supporting music education and performance arts programs for public schools nationwide in addition to the charitable fund raising programs we manage through the Foundation for Future Artists.

The Foundation for Funding Future Artists was created to advance and encourage a more engaged approach to fund raising through a hands-on creative process while providing an alternative to the traditional cookie dough and gift wrap fundraising options schools and organizations have been limited to in the past.

Students create the art and Arena Merchandising manages the on-demand printing and fulfillment for individual orders of t-shirts, hoodies, caps, tote bags, leggings and more; each featuring the students' original designs. With each purchase, no less than 50% of the net proceeds are paid directly back to the school or organization to fund art, music and other critical programs that empower children to unleash their creativity. There are no upfront costs or fees to participate and the Arena makes it possible to promote campaigns and fulfill orders to family and friends that live out of the state or country.

Our internal creative team optimizes and formats the final artwork to fit on dozens of different garment options and we manage the production and fulfillment process throughout the entire campaign while providing real time online reporting access. We passionately believe that art and music education is fundamental to the development of every young mind as both mediums encourage children to collaborate with others while growing self confidence through self expression; the results go well beyond learning to draw; it's about learning to see and understanding how their individual talents can collectively help their school, team or organization achieve its goals while providing an introduction into how commerce works.

Competitive Advantage:

Competition exists from established music streaming platforms including Pandora, Spotify, Apple Music, iHeartradio, and Tidal. Despite their considerable lead in popularity and user adoption, these platforms have failed to generate adequate compensation for artists and push back against these services is beginning to form in the music community. Arena will leverage its competitive advantage by leveraging key strengths including:

- The only independently owned, U.S. based full-service storefront – digital, mobile, physical, and streaming formats

- Pays up to 85% of all direct net Arena sales revenues to copyright holders

- Pays the highest per stream royalty rates

- Not dependent on monthly subscriptions or third party advertising revenues
- 17 years of conventional and digital music distribution experience
- Strong marketable brand
- Fully developed platform
- ON-demand Merchandise storefront

Unlike the consumer-facing campaigns recently launched by Apple Music, Spotify and Tidal, Arena understands that it has full control of the messaging needed to educate and direct artists and content creators. With the financial upside for artists being controversial at best, subscription based sites must rely on trendy gimmicks to attract consumers who do not understand the economic challenges streaming music presents for their favorite artists and labels. Arena's most effective marketing strategy is to leverage the platform’s benefit to the artist so they, in turn, become walking billboards by convincing their fans and fellow artists to join and support the Company’s mission.

Social media will also be used for artist conversion, but not in the traditional sense. The Company believes users of Facebook and Twitter do not consciously engage with the saturation of advertisements shown on their profile pages. While the Company has an established social presence, services like Twitter and Facebook are used to communicate with artists and labels about their products by promoting finished product pages and channel links directly to them. Instagram will be heavily leveraged to announce newly added streaming channels and product offers in picture form to facilitate easy sharing and quick one-click access.

The Company intends to utilize traditional advertising to support its digital strategy; these efforts will be limited to economical approaches that maximize the reach to potential supporters. The use of 30-second consumer focused commercials can be saturated through local cable access and movie theaters at a minimal cost. Realizing the fertile ground of college campuses, advertising on campus websites and through other traditional means will be used to promote playlists and products with a call to action that can be instantly engaged on mobile handsets. In strategic locations, outdoor marketing will be used to promote the brand and demographic-specific messaging.

2.11 Contractors

Arena Merchandising employs 30 total W2 operators while all of the current staff members at Arena Music are independent contractors and not employees. No health insurance, 401 K savings, or unemployment insurance is currently paid by the Company.

2.12 Technology

The Arena platform has been developed in preparation for high scalability and network functionality as the artist and consumer user base expand and to meet the goal of future global expansion. The desktop application supports Apple and Microsoft operating systems and the mobile application supports both Android and iOS operating systems.

The desktop client has been developed using Backbone.JS and SASS along with various extensions. This is one of the more mature frameworks available for building advanced interactive HTML based applications. The backend is written in Node.JS code managed using GitHub.

The central server will provide data storage and synchronization capability to the desktop client and runs on various SAAS platforms and technologies including:

- Heroku - Dedicated managed Node.JS hosting. This is the core of our application
- MongoDB - Database storage
- Prerender.IO - For advanced search engine visibility
- Amazon Web Services:
    - Elastic Transcoder - Video and Audio Encoding
    - S3/Cloudfront - For all music, video and imagery hosting

The iOS and Android apps are built using standard development practices including standard Java for Android and Objective-C for iOS.

2.13 Litigation

The Company has not in the past nor is currently engaged in any litigation.

2.14 Government Regulations

The Copyright Royalty Board is the government agency charged with setting the digital performance of sound recordings over the Internet royalty by nonexempt, non-interactive transmission services (webcasters). The CRB announced on December 16, 2015 the new rates to cover the period of January 1, 2016 through December 31, 2020 at $0.0017 per stream for non-subscription services. Docket No. 14-CRB-0001-WR (Web IV) (2016-2020). www.loc.gov/crb

2.15 Insurance
The Company is fully insured including fire, casualty, product liability, and fidelity bond through First Insurance Funding Corp.

2.16 Corporate Structure
The Company is an LLC licensed to do business in Arizona under the trade name Simple Machine LLC and owns the exclusive license to use the registered dba's and trade names for Arena Music, Arena Digital, Arena Digital Worldwide and Arena.com.

2.17 Industry Publications and News
- Billboard Magazine: www.billboard.com - music industry news
- Digital Music News: www.digitalmusicnews.com - online digital music commentary Rain News: www.rainnews.com - Internet radio news
- Hypebot: www.hypebot.com - Music business news aggregator
- RIAA: www.riaa.com - Record Industry Association of America, music company trade organization.
- BMI: www.bmi.com - Performance rights organization
  ASCAP: www.ascap.com - Performance rights organization
- SESAC: www.sesac.com - Performance rights organization
- SoundExchange: www.soundexchange.com - Digital performance royalty collective
- Pandora: www.investor.pandora.com - Pandora Media, Inc. Investor relations
- Music Business Association: www.musicbiz.org - Non-profit organization promoting music commerce
- IFPI: www.ifpi.org - International not-for-profit representing record labels worldwide
- Pollstar: www.pollstar.com – Music tour industry trade publication

PART 3: THE MANAGEMENT

3.01 Executives

Executives	
Damon Evans	Founder & CEO
John Chipps-Harding	CCT
Geoff Van Loo	CBDO / National Sales Director
Jim Graham	General Manager
Dan Lovelock	Director of Artist Relations

3.02 Key Executive Bio's

Damon Evans, Founder & CEO – Mr. Evans began his career in the music industry in 1996 at Caroline Distribution as the product returns supervisor. He opened 101 Distribution in 1999 primarily as a music consulting firm and added physical and online distribution services after securing its first vendor account with Transworld Entertainment in 2001. Mr. Evans later expanded the reach of 101 with product placements in Best Buy, Target, Wal-Mart and international chain stores like HMV and FNAC. 101 Distribution began aggregating content to digital storefronts like iTunes, eMusic, and Amazon in 2003. Mr. Evans holds a Bachelor of Arts degree in Finance from the University of Mississippi and has formal training in Jazz Theory and Composition from Berklee College of Music in Boston.

John Chipps-Harding, CCT – Mr. Chipps-Harding has over 18 years industry experience in disciplines ranging from IA/UX Design to Game Development and even as far as Bespoke Hardware and iOS Apps. John first started at an agency based in Berkshire UK working on multimedia presentations and websites using Adobe Flash. After this, he set up a company to help clients with their digital strategy, branding and digital services. Clients included Panasonic, Motorola, HTC and Pfizer. The majority of this work was B2B and he sought a new challenge building consumer facing projects and moved to a London agency named +rehabstudio. His role at rehabstudio as Creative Technologist was so build a solid foundation and framework that all interactive projects would be built on. Clients such as Google, Oakley, Citibank, Redbull all use this framework successfully. After the stint at rehabstudio, John started contracting for other London agencies. After a year of contracting he wanted to work on products rather than short lived campaigns so now is working on Arena.

3.03 Remuneration

Name	Position	Amount
Damon Evans	Founder & CEO	$300,000.00
John Chipps-Harding	Chief Creative Technologist	$120,000.00
Geoff Van Loo	CBDO/ National Sales Director	$84,000.00
Jim Graham	General Manager	$84,000.00
Dan Lovelock	Director of Artist Relations	$50,000.00

3.04 Conflict of Interest

There are no conflict of interest transactions that have transpired from either management or advisors in return for stock or stock options.

3.05 Attorneys & Accountants

Martin J. Jones, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105-0302
Tel: (212) 370-1300

Anthony C. Pescatore, CPA
Pescatore-Cooper, PLC
5705 North Scottsdale Road
Suite D-100
Scottsdale, AZ 85250
Office: 480.994.4148

PART 4: DESCRIPTION OF FINANCING

4.01 Proposed Financing

Arena Music and Arena Merchandising have been capitalized by its founder, Damon Evans, since development began in 2014 and is 100% debt free. Mr. Evans has spent $3MM of his own money building the platform and operation. The Company is seeking a total of $750,000 for its pre- Series A round to fund its national market penetration phase.

4.02 Reporting

The Company will provide investors a quarterly profit-and-loss statements and balance sheets and an annual audit.

4.03 Use of Proceeds

Funds will be used for regional marketing and promotion. From the total target of $750,000, Arena will use $250,000 in three equal blocks to drive brand awareness, new artist sign-ups and product sales across the Western US, Central US and Eastern US territory:

- Merchandising infrastructure
- North American expansion
- SEO and online awareness

4.04 Dilution

There is no dilution in this pre-Series A round.

4.05 Investor Involvement

Under the convertible note, investors will have the option of converting the principal investment amount and return into equity ownership which does, in some cases, include voting rights. Arena is also forming an advisory board that will ultimately become its board of directors.

PART 5: RISK FACTORS

5.01 Operating History

The Arena Music platform officially launched in February 2018. Revenue projections begin the first month after the initial marketing campaign starts.

5.02 Limited Resources

The Company is debt free and can sustain financial operations at the current level through a very diverse set of revenues from other associated services. At this time, no additional resources are needed for staff, equipment or development.

5.03 Market Uncertainties

The Company projects adding an on-demand option in 2019 with a subscription price of $9.99 a month. Uncertainties with this move include label license fees and consumer sentiment toward paid streaming music, as cost is still considered a significant barrier to entry from Nielsen Music's annual 360 report from 2016. The survey discovered that, despite the fact 75% of music fans listen online in the U.S. each week, and 44% do so on a smartphone, they are very price conscious.

Of those who currently use subscription services, 83% said cost was their top reason for choosing a platform. Meanwhile, of those 'not likely' to subscribe to Spotify, Apple Music, Google Play or other services, 46% said they were 'too expensive'. Another outcome from Nielsen's 360 Music report was that 78% of all respondents said they were 'somewhat or very unlikely' to pay for a streaming service in the next 6 months. There are 319MM people living in the US – 78% of that number, or 248 MM, is the current targeted addressable market for a free streaming service.

And of those people, 46% – 115MM in the US alone – state they will not pay for streaming simply because it's too expensive. The second most common reason non-subscribers state they will not pay for streaming is that they can stream for free from services like Youtube. The following Nielsen charts summarize reasons why users subscribe or do not subscribe.


TOP 3 REASONS FOR SELECTING STREAMING SERVICE
1
COST
83%
2
EASE OF USE
82%
3
SONG LIBRARY
73%


TOP 3 REASONS NOT LIKELY TO SUBSCRIBE
1
THEY ARE TOO EXPENSIVE
46%
2
I CAN STREAM MUSIC FOR FREE
42%
3
I WON'T USE THE STREAMING SERVICE ENOUGH
38%

5.04 Key Management Succession

Due to the Company's reliance on technology and codebase, disaster recovery plans are in place to maintain business continuity should CCT John Chipps-Harding leave the company for any reason. John has extensively documented all codebase to allow a seamless transition to a new CCT with no interruption to the platform operation and functionality. Additionally, a Key Man insurance policy exists for Damon Evans.

5.05 Risks

Several risk factors exist in the Internet Publishing and Broadcasting space including:

- Possible future performance royalty rate increase by the performance rights organizations. This royalty is paid to music publishers and songwriters.
- Copyright Royalty Board non-interactive digital transmissions royalty rate review and potential increase in 2020. Royalties are collected by SoundExchange and distributed to record label and the artist performing the song.
- Artist and/or publishing company lawsuits regarding royalty payments and in some cases infringement of copyrighted musical compositions if not properly licensed
- New competition with a competing business model and brand

PART 6: RETURN ON INVESTMENT AND EXIT

6.01 Exit

Though projecting exit opportunities is a highly speculative process, the Company believes that a number of scenarios exist for an exit resulting in returns for investors commensurate with expected early-stage investing rate of returns providing the Company is able to execute on a number of strategic goals outlined in this proposal:

1. Successful consumer adoption of the Arena mobile and desktop application
2. Grow top line revenue past $50MM by year 5

Exit scenarios include:

- Sale to an internet media company (Example: Clear Channel)
- Sale to a telecommunications company (Example: Sprint)
- Sale to a music industry company (Example: UMG, Apple Music)

The option for a long term hold is also on the table if market conditions and corporate profitability dictate this option is more favorable than an exit scenario. Recent transactions in the streaming music space include a $56 million acquisition by artist Jay-Z of Swedish based music streaming company Aspiro, known as Tidal in the U.S. in 2015. At the time of purchase, Tidal had 580,000 paying subscribers. Also in 2015, Pandora purchased the assets of music streaming company Rdio for $75 million. Rdio had been reticent to release user data, but based on AppData's monthly active users the estimated number is approximately 100,000.

6.02 Return on Investment

Valuation multiples for a mid-sized software/internet services company are highly variable but a financially healthy and growing private company of this type can expect a enterprise value range of 15-20x EBITDA and/or 2-5x revenue.

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PART 7: ATTACHMENT: FINANCIAL PROJECTION

7.01 Streaming Royalty Projections

(2018 forecast for 6 months)

FINACIAL FORECAST

Revenue	2018	2019	2020	2021	2022
Active Users*	100,000	1,000,000	3,500,000	5,000,000	7,500,000
Storefront					
Arena Branded	$65,900	$659,000	$2,306,500	$3,295,000	$4,942,500
Arena Supplied Bundle	$395,400	$3,954,000	$13,839,000	$19,770,000	$29,655,000
Artist Supplied Bundle	$98,850	$988,500	$3,459,750	$4,942,500	$7,413,750
Total Storefront	$560,150	$5,601,500	$19,605,250	$28,007,500	$42,011,250
Arena App Download	$0.00	$891,000	$2,475,000	$1,485,000	$2,475,000
Artist Sign Up Fees	$249,950	$312,438	$390,547	$488,184	$610,229
Arena Club	$299,850	$5,997,000	$20,989,500	$29,985,000	$44,977,500
LossLess Subscription	$22,275	$1,782,000	$6,237,000	$8,910,000	$13,365,000
In-App advertising	$50,000	$125,000	$156,250	$195,313	$244,141
Playlist Placement	$25,000	$62,500	$78,125	$97,656	$122,070
Music sales	$7,500	$150,000	$525,000	$750,000	$1,125,000
Total Revenue	$1,214,725	$14,921,438	$50,456,672	$69,918,653	$104,930,190
Cost of Revenue					
Arena Club	$108,000	$2,160,000	$7,560,000	$10,800,000	$16,200,000
SoundExchange**	$324,700	$6,528,000	$22,848,000	$32,640,000	$48,960,000
Performance Rights^	$30,556	$373,036	$1,261,417	$1,747,966	$2,623,255
Storefront Sales	$253,583	$2,535,832	$8,875,412	$12,679,160	$19,018,740
Download Payments^^	$18,000	$180,000	$630,000	$900,000	$1,350,000
Total Cost of Revenue	$734,839	$11,776,868	$41,174,829	$58,767,126	$88,151,995
Gross Margin	$487,386	$3,144,570	$9,281,843	$11,151,526	$16,778,196
Operating Expenses	$270,000	$567,000	$595,350	$625,118	$656,373
EBITDA	$210,074	$2,577,570	$8,686,493	$10,526,408	$16,121,823

Per user/

* Active users: Avg. 20 listening hours a month/ 16 streams per hr			3840	
**SoundExchange Royalty		0.0018	1910	6mths 2018
^PRO Royalty= % of revenue		2.50%		
^^Downloads:User base	20%	$0.90 Per download		

The pro forma breakdown of the unit sales and related costs over the next five years detail the expectations for Arena's growth and usage. The Company expects to acquire a total subscriber base of 100,000 registered users through the end of 2018. From 2018 to 2022 registered user growth is projected to grow exponentially yearly while new artist sign-ups are projected to reach 750,000 by 2022.

7.02 Stream Count and Royalty Payment

Total Streams Per Year

	2018	2019	2020	2021	2022
Active Monthly Users	100,000	1,000,000	3,500,000	5,000,000	7,500,000
Monthly User Plays	320	320	320	320	320
Yearly User Plays	3840	3840	3840	3840	3840
Total Yearly Plays	192 M	3.84 B	13.44 B	19.2 B	2.88 B

(Chart based on Pandora and Spotify's average monthly hours per user @ 20)

SoundExchange Fees

	*2018	2019	2020	2021	2022
Registered Active Users	100,000	1,000,000	3,500,000	5,000,000	7,500,000
Avg Hours: User / Month	20	20	20	20	20
Avg Plays: User / Month	320	320	320	320	320
Avg Plays: User Per Year	1910	3840	3840	3840	3840
Total Plays Per Year	382 MM	3.84 BB	13.44 BB	19.2 BB	28.8 BB
SoundEx Per Stream Fee	$0.0018	$0.0018	$0.0018	$0.0018	$0.0018
Total SoundEx Fees Due	$324,700	$6,528,000	$22,848,000	$32,640,000	$48,960,000
* 2018: 6 months					

(Chart based on new CRB streaming rates)

PART 8: PRODUCT/ INDUSTRY CHARTS/ MERCHANDISE

8.01 Streaming Service Comparison

	Pandora	Spotify	Apple Music	iHeartmedia
Launched	2000	2008	2015	2008
Users	75 Million	159 Million	10 Million	110 Million
Paid Users	5.8 Million	70 Million	38 Million	N/A
Create Custom Stations?	Yes	Yes	Yes	Yes
Free Version?	Yes: limited song skips, ads	Yes: limited listening time, ads	No	Yes: limited song skips, ads
Paid Version?	$4.99 / $9.99	$9.99	$4.99-$14.99	No paid version
Music Library	40 Million	45 Million	40 Million	30 Million
Mobile Apps	iOS, Android, Windows Phone Blackberry	iOS, Android, Windows Phone, Blackberry	iOS, Android, Windows Phone, Blackberry	iOS, Android, Windows Phone, Blackberry

The IFPI has released its 2017 global report, which points to streaming as the key reason behind music's first year of significant total revenue growth since 1997. Global revenue rose 5.9% last year to $15.7 billion. Streaming emerged as a powerhouse, accounting for 50% of the year's digital revenue. Streaming revenue spiked 60.4% to $3.35 billion during 2016. That's a four-fold increase in revenue over five years prior.

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Music industry revenue worldwide from 2012 to 2021



Revenue in million U.S. dollars
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
2012
2013
2014
2015
2016*
2017*
2018*
2019*
2020*
2021*
Synchronization
Performance rights
Physical
Mobile music
Digital music streaming
Digital music downloading

Music retail sales by format



billion
$2.6
$2.4
$2.2
$2
$1.8
$1.6
$1.4
$1.2
$1
$0.8
$0.6
$0.4
$0.2
$0
2014
2015
2016
2017
Data for first half of each year
Streaming
Digital downloads
Physical

Source: Recording Industry Association of America

recode

8.02 Arena Branded Activewear

In order to capitalize on the level of garment quality and strength of its message of purpose for artists, the Company will also offer its own line of Arena branded activewear.








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STANDARDS

